UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

TRANS-LUX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

893247304

(CUSIP Number)

Unilumin North America, Inc.

c/o Unilumin LED Technology FL LLC

254 West 31st Street

New York, NY 10001

(732) 904-2037

Attn: Nicholas J. Fazio, Chief Executive Officer

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 893247304

1	NAME OF REPORTING PERSON

Unilumin North America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,377,645 shares of common stock 3,608,247 shares of common stock issuable upon exercise of warrants
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,377,645 shares of common stock 3,608,247 shares of common stock issuable upon exercise of warrants
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,985,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.2% (1)
14	TYPE OF REPORTING PERSON

CO

(1)	Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based upon 7,273,229 shares of the common stock outstanding on March 6, 2019 reflected in the records of the Issuer and 3,608,247 shares of common stock remaining underlying the Reporting Persons’ warrants.

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CUSIP No. 893247304

1	NAME OF REPORTING PERSON

Nicholas J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,377,645 shares of common stock 3,608,247 shares of common stock issuable upon exercise of warrants
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,377,645 shares of common stock 3,608,247 shares of common stock issuable upon exercise of warrants
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,985,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.2% (1)
14	TYPE OF REPORTING PERSON

IN/HC

(1)	Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon 7,273,229 shares of the common stock outstanding on March 6, 2019 reflected in the records of the Issuer and 3,608,247 shares of common stock remaining underlying the Reporting Persons’ warrants.

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CUSIP No. 893247304

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Stock”), par value $0.001 per share, of Trans-Lux Corporation, a Delaware corporation (the “Issuer” and such shares of Common Stock, the “Shares”). The address of the Issuer’s principal executive office is 135 East 57th Street, 14th Floor, New York, NY 10022. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Schedule 13D is being filed pursuant to Rule 13d-1(f) solely because the Reporting Persons’ aggregate beneficial ownership, as determined pursuant to Rule 13d-3 of the Exchange Act, has exceeded 20% of the outstanding shares of Common Stock.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons:

(i)	Unilumin North America Inc., a Delaware corporation (“Unilumin”); and
(ii)	Nicholas J. Fazio, a natural person and citizen of the United States (“Fazio”).

Unilumin and Fazio are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Unilumin is a private company which manufactures and supplies LED display products. Mr. Fazio is the Chief Executive Officer and a director of Unilumin. The business address and principal executive offices of the each of the Reporting Persons are c/o Unilumin LED Technology FL LLC, 254 West 31st Street, New York, NY 10001.

The Shares to which this Schedule 13D relates are owned directly by Unilumin.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Unilumin is a Delaware corporation. Fazio is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Unilumin initially acquired 1,315,789 shares of Common Stock for the aggregate cost of $1,500,000 on November 2, 2018, pursuant to a securities purchase agreement (the “SPA”) in entered into on such date with the Issuer for the purchase of the Common Stock and a warrant to purchase 5,670,103 shares of Common Stock with an exercise price of $0.97 per share (the “Warrant”).

On March 4, 2019, the Issuer and Unilumin entered into a side letter to the SPA (the “Side Letter”). The Side Letter provided, among other things, for (i) the extension of the expiration date of the Issuer’s $2,500,000 rights offering from March 1, 2019 to April 5, 2019 (the “Rights Offering”); (ii) the exercise by Unilumin on March 4, 2019 of the Warrant for the purchase of 2,061,856 shares of Common Stock; and (iii) the future exercise by Unilumin of the Warrant to purchase the remaining 3,608,247 shares of Common Stock under the Warrant simultaneously with the closing of the Rights Offering.

Subject to the terms of the Side Letter, the Warrant is currently exercisable. Pursuant to the terms of the Warrant, it is mandatorily exercisable upon the successful completion of the Rights Offering and if in excess of 90% of the Issuer’s currently issued and outstanding Series B Convertible Preferred Stock converts into common stock, which conversion was completed on March 4, 2019. Upon the exercise in full of the Warrant, the aggregate number of shares of Common Stock which Unilumin would hold as a result of the November 2, 2018 private placement is 6,985,892. The terms of the private placement, including the material documentation relating thereto, are further described in the Issuer’s Current Reports on Form 8-K filed with the SEC on November 8, 2018 and March 6, 2019.

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CUSIP No. 893247304

Unilumin used its own assets to purchase the securities described in this Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information set forth elsewhere in this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

Pursuant to the terms of the SPA, Unilumin was granted the right to appoint to two directors to the Issuer’s Board of Directors (the “Board”). Unilumin designated Fazio and Yang Liu, a director of a Unilumin affiliate, to serve on the Board, and Fazio and Mr. Liu were appointed to the Board on November 19, 2018.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of March 18, 2019, Unilumin beneficially owned and had sole voting and dispositive power with respect to 6,985,892 Shares, representing approximately 64.2% of the Issuer’s outstanding common stock (assuming full exercise of the Warrant) , based upon 7,273,229 shares of the common stock outstanding on March 6, 2019 reflected in the records of the Issuer and 3,608,247 shares of common stock remaining underlying the Warrant, and calculated in accordance with Rule 13d-3 of the Exchange Act.

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CUSIP No. 893247304

As of March 18, 2019, Fazio may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Unilumin.

(c) Except as described in this Schedule 13D, no Reporting Person has effected any transaction in the Shares in the 60 days prior to the filing of this Schedule 13D.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the terms of the SPA, Unilumin was granted the right to appoint to two directors to the Issuer’s Board of Directors (the “Board”). Unilumin designated Fazio and Yang Liu, a director of a Unilumin affiliate, to serve on the Board, and Fazio and Mr. Liu were appointed to the Board on November 19, 2018.

Pursuant to the terms of the Warrant, it is mandatorily exercisable upon the successful completion of the Rights Offering (which is expected to close on or about April 10, 2019) and if in excess of 90% of the Issuer’s currently issued and outstanding Series B Convertible Preferred Stock converts into common stock, which conversion was completed on March 4, 2019.

Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).

Exhibit 99.2

Securities Purchase Agreement dated as of November 2, 2018 by and between the Issuer and Unilumin (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2018).

Exhibit 99.3	Warrant, dated as of November 2, 2018, issued to Unilumin (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2018).

Exhibit 99.4	Side Letter, dated as of March 4, 2019 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2019).
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CUSIP No. 893247304

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 18, 2019

UNILUMIN NORTH AMERICA INC.

/s/ Nicholas J. Fazio
Nicholas J. Fazio
Chief Executive Officer

Nicholas J. Fazio

/s/ Nicholas J. Fazio
Nicholas J. Fazio

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